

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 8, 2015

VIA ELECTRONIC MAIL

Thomas Loftus, Esq.
John Hancock Financial Services
601 Congress Street
Boston, MA 02210-2805

> RE: John Hancock Life Insurance Company (U.S.A.) / Manulife Financial Corporation:
> Initial Joint Registration Statements filed on Form F-3
> File Nos. 333-205595 / 333-205595-01

Dear Mr. Loftus:

The staff reviewed the above-referenced initial registration statements, which the Commission received on July 10, 2015. We have given the registration statements selective review. Based on our review of the marked courtesy copy provided to the staff, we have the following comments.

1.   Front Cover Page

Please confirm that the disclosure provided on the front cover page is limited to one page; otherwise, please revise accordingly. *See* Item 501(b) of Regulation S-K per Item 1 of Form F-3.

2.   The fourth paragraph regarding accounting procedures under "About this Prospectus" on page 1 has been dramatically shortened relative to the corresponding paragraph on page 1 of the June Prospectus.

Please add back the fifth through seventh sentences of the paragraph in the June Prospectus (beginning with "Instead") for more complete disclosure regarding the differences between U.S. GAAP and IFRS.

3.   Risk Factors (page 4)

Under "Risks Related to the MFC Subordinated Guarantee," please retain risk disclosure regarding the ability to enforce civil liabilities related to the MFC

Subordinated Guarantee provided in the first sentence of the corresponding disclosure on page 4 of the June 29, 2012 prospectus ("June Prospectus" [provided for your reference]).

4.   Overview (page 5)

      a.   In the first paragraph under "How can I invest in the Contract?" please retain disclosure indicating that no subsequent Purchase Payments are permitted. See page 5 of June Prospectus.

      b.   Please clarify the last sentence of the first paragraph under "What is the tax status of the Contract?" on page 7.

5.   Description of the Contract (page 8)

      a.   For "Eligible Plans" please retain the third paragraph that appears under the corresponding caption on page 9 of the June Prospectus.

      b.   Please note that the revision in the bolded sentence in the first paragraph under "Subsequent Guarantee Periods" on page 9 appears to result in a different default Guarantee Period when one is not elected within the required period, *i.e.*, "select the ~~next~~ shortest Guarantee Period available." See page 10 of June Prospectus.

      Please explain the legal basis for the Company to make the change and also impose it on existing Contract Owners.

6.   According to your cover letter, the contracts are no longer being sold. Accordingly, please explain why the disclosure on page 15 under the captions "Our Approval" and "Discontinuance of New Owners" has been retained.

Please also confirm in light of this disclosure whether the deletion of all disclosure relating to the right to review is appropriate, *see e.g.*, page 7 of June Prospectus.

7.   Please update the July 10, 2015 date provided at the end of the first paragraph on page 26 to the actual effective date.

PART II

8.   Financial Statements, Exhibits, and Certain Other Information

      Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

9.   Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrants are in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrants request acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Additionally, copies of documents or letters filed on EDGAR may be sent to me at ohm@sec.gov. Mail or deliveries should be addressed to the U.S. Securities & Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

/s/ Sonny Oh

Sonny Oh
Senior Counsel
Insured Investments Office